Exhibit 99.1

Cincinnati Bell Inc. to Combine with Hawaiian Telcom
and OnX Enterprise Solutions

Accelerates Cincinnati Bell’s leadership in fiber growth and IT cloud migration through enhanced scale and diversification

CINCINNATI, July 10, 2017 -- Cincinnati Bell Inc. (NYSE:CBB) today announced it has entered into separate definitive merger agreements with Hawaiian Telcom, Inc. (NASDAQ:HCOM) and OnX Enterprise Solutions, adding meaningful scale and expanded service offerings to its combined network and enterprise IT services businesses.

Cincinnati Bell has signed a definitive agreement to combine with Hawaiian Telcom, the leading integrated communications provider serving the state of Hawai’i, for a total consideration of approximately $650 million, representing a 23.7% premium to HCOM’s trailing 20-day calendar VWAP. Under the agreement, Hawaiian Telcom shareholders will have the option to elect either $30.75 in cash, 1.6305 shares of Cincinnati Bell common stock, or a mix of $18.45 in cash and 0.6522 shares of Cincinnati Bell common stock for each share of Hawaiian Telcom, subject to proration such that the aggregate consideration to be paid to Hawaiian Telcom shareholders will be 60 percent cash and 40 percent Cincinnati Bell common stock.

Cincinnati Bell has also signed a definitive agreement to acquire OnX Enterprise Solutions, a technology services and solutions provider in North America and the United Kingdom, for a total consideration of approximately $201 million in cash on a cash-free, debt-free basis.

The transactions advance Cincinnati Bell’s refined strategy to focus on growing its business in two distinct areas: network communications and enterprise IT services. With Cincinnati Bell’s network business, the Company is investing in the future through its accelerated fiber build, and continuing to successfully migrate customers in both urban and non-urban areas from legacy services to more advanced fiber offerings. In the Company’s IT services business, Cincinnati Bell is expanding its portfolio of enterprise networking, unified communications and data center solutions, and becoming a leading cloud integrator for both voice and data. In parallel, the Company is extending its geographic footprint and diversifying its customer base, adding incremental value for existing customers.

Leigh Fox, President and Chief Executive Officer of Cincinnati Bell, stated, “Cloud migration, the need for fiber infrastructure that supports 5G-ready, high-density data transmission and IoT are the key trends that will define telecommunications in the future. The implementation of our refined strategy, coupled with today’s combinations, will help build two distinct businesses with the appropriate scale, structure and leadership to deliver superior operating results, while providing strategic optionality from a diversified but complementary portfolio of assets. Today’s announcement positions us to capitalize on these favorable market dynamics while enhancing our leadership at the forefront of the telecommunications landscape. Together, Hawaiian Telcom and OnX bring Cincinnati Bell greater financial and operational scale and established market positions in new geographies.”

Hawaiian Telcom Combination

The merger with Hawaiian Telcom will combine two companies with complementary values, goals and business strategies, including a shared focus on investment in fiber. The companies also share a commitment to their local communities that stretches back generations, and a mutual desire to provide access to innovative technologies that fuel social and economic development.

This merger will combine Hawaiian Telcom’s 1,300 employees with Cincinnati Bell’s 3,000 to create a bigger and stronger enterprise that will foster greater innovation and deliver more competitive products and services to customers. Cincinnati Bell is committed to Hawaiian Telcom’s workforce and ensuring that it can meet the needs of its customers today and into the future. Also, due to distance and separate operations, this merger is not expected to materially impact jobs in Hawai’i. In fact, Cincinnati Bell has committed to investing in Hawaiian Telcom’s next-generation fiber network statewide, which will create additional opportunities for growth.

Cincinnati Bell and Hawaiian Telcom will retain their names and separate brand identities while sharing best practices and resources to the benefit of both companies. Hawaiian Telcom will continue to be locally managed from Hawai’i and its union labor agreements will be honored.

Hawaiian Telcom will have two seats on the combined company Board and these seats will be held by Hawai’i residents, ensuring that Hawai’i is well represented when broader strategic decisions are made.

The combination with Hawaiian Telcom is an important step toward building scale and locking in fiber density value for shareholders and customers, as Cincinnati Bell continues to anticipate and capitalize on the growing demand for fiber capacity. With the merger, Cincinnati Bell gains access to both Honolulu, a well-developed, fiber-rich city and the growing neighbor islands. The combination will provide Hawaiian Telcom with expanded liquidity and capital flexibility to continue to expand its next-generation fiber network to enable growth and better serve its customer base statewide. The companies’ combined fiber networks will exceed 14,000 fiber route miles. In addition, Hawaiian Telcom provides the Company with direct access to the 2.6TB of Trans-Pacific fiber cable capacity linking Asia and the U.S., which expands Cincinnati Bell’s route diversity and gives the combined company exposure to large, data-hungry demographics on both sides of the Pacific.

Scott K. Barber, President and Chief Executive Officer of Hawaiian Telcom, commented, “Cincinnati Bell’s track record of success and commitment to investing in the build-out of its regional fiber network in both urban and non-urban areas over the past decade makes it a great partner for Hawaiian Telcom. We look forward to sharing our companies’ fiber expertise and enhanced service offerings as we continue to expand our next-generation fiber network throughout the Hawaiian Islands. With our highly complementary values, distinctive brands focused on fiber as the future, and our shared commitment to the communities in which we operate, I am confident that this partnership will provide great opportunities for growth and value creation to both Hawaiian Telcom and Cincinnati Bell, along with our customers and partners.”

OnX Acquisition

The acquisition of OnX adds meaningful scale, service offerings, free cash flow generation, and customer diversification to Cincinnati Bell’s IT services business and supports the Company’s transformation to a Hybrid IT provider. Specifically, the transaction will expand the Company’s footprint to 20+ IT sales offices and provide access to 50+ data centers through strategic partners, significantly increasing Cincinnati Bell’s presence in the U.S. and Canada. OnX also brings efficiencies and customer diversification, including several Fortune 500 companies. The expansion of Cincinnati Bell’s geographic footprint in IT services, and the Company’s ability to seize upon the growing demand for its enterprise IT solutions and cloud services is a critical element of its refined strategy.

Tom Signorello, Chief Executive Officer of OnX, added, “OnX is excited to join the Cincinnati Bell family, particularly given its focus on becoming a cloud integrator capable of delivering innovative IT solutions and cloud services. Our services-focused IT solutions are highly complementary to Cincinnati Bell’s existing offerings, and we are excited to share several new capabilities as well. Our clients continue to seek opportunities to better leverage the cloud, and combining our shared expertise and world-class employee bases will position us to better serve our customers’ needs, cross-sell additional services and unlock further growth opportunities for the combined company.”

Financial Details

Both transactions are subject to customary regulatory approvals and other customary closing conditions for each transaction. In particular, the Hawaiian Telcom combination is subject to certain federal, state, and local regulatory approvals and approval by Hawaiian Telcom’s shareholders. The Company anticipates the OnX transaction will close in the beginning of the fourth quarter 2017, while the Hawaiian Telcom transaction is expected to close in the second half of 2018. The transactions are not conditioned on each other.

For the full year 2016, Hawaiian Telcom generated revenue of $393 million and adjusted EBITDA of $116 million.1 For the fiscal year ended 4/30/17, OnX’s revenue was $614 million and adjusted EBITDA was $29 million.2 Cincinnati Bell expects the combinations to be accretive to free cash flow per share for CBB shareholders. Cincinnati Bell is targeting run rate combined synergies of approximately $21 million, substantially all of which will be realized within two years post-close.

In closing, Mr. Fox continued, “We are excited about the trajectory and growth prospects of our industry and our ability to capitalize on the rapidly changing dynamics in our markets. With Hawaiian Telcom and OnX, we have found great assets and partners on that same trajectory.”

Financing

Cincinnati Bell has secured committed financing, subject to customary closing conditions, from Morgan Stanley Senior Funding, Inc., to fund a portion of the cash consideration of the transactions and to refinance Cincinnati Bell and Hawaiian Telcom’s existing debt.  Cincinnati Bell’s net leverage (net debt divided by pro forma Adjusted EBITDA) is expected to remain in-line with current levels, including run-rate synergies.

1 Hawaiian Telcom’s adjusted EBITDA represents net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, gain on sale of property, non-cash stock and other performance-based compensation, SystemMetrics earn-out, pension settlement loss, severance costs and other special items.
2 Based on FYE 4/30/17, OnX’s adjusted EBITDA represents income before income taxes plus share-based compensation, depreciation of capital assets, amortization of intangible assets, interest expense, foreign exchange loss, net restructuring and other charges and management fee.

Moelis & Company and Morgan Stanley & Co. LLC are acting as financial advisors to Cincinnati Bell for the Hawaiian Telcom and OnX transactions; Stephens Inc. is also acting as financial advisor for the OnX transaction. Cravath, Swaine & Moore LLP, Morgan, Lewis & Bockius, and BosseLaw, PLLC are serving as legal counsel for both transactions. UBS Investment Bank is acting as financial advisor to Hawaiian Telcom, and Gibson Dunn & Crutcher, LLP is serving as legal counsel. Raymond James & Associates, Inc. is acting as financial advisor to OnX, and Schulte Roth & Zabel LLP is serving as legal counsel.

Conference Call

Cincinnati Bell will host a conference call on July 10, 2017, at 8:30 a.m. (ET) to discuss the transactions. A live webcast of the call will be available via the Investor Relations section of www.cincinnatibell.com. The conference call dial-in number is 800-930-1344, with the passcode 3371598. Callers located outside of the U.S. and Canada may dial 719-457-2662. A taped replay of the conference call will be available shortly after the conclusion of the call. The replay will be available at 888-203-1112. For callers outside of the U.S. and Canada, access information for the replay can be found here. The replay reference number is 3371598. An archived version of the webcast will also be available in the Investor Relations section of www.cincinnatibell.com.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Cincinnati Bell and Hawaiian Telcom will be submitted to Hawaiian Telcom’s stockholders for their consideration. In connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom, Cincinnati Bell intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Cincinnati Bell’s common shares to be issued in the proposed transaction and a proxy statement for Hawaiian Telcom’s stockholders (the “Proxy Statement”) and Hawaiian Telcom will mail the Proxy Statement to its stockholders and file other documents regarding the proposed transaction with the SEC. SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Cincinnati Bell or Hawaiian Telcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com.

Participants in the Solicitation

Cincinnati Bell, Hawaiian Telcom, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom. Information about Cincinnati Bell’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2017 and information about Hawaiian Telcom’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017. These documents are available free of charge from the sources indicated above, and from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Proxy Statement and other relevant materials Cincinnati Bell and Hawaiian Telcom intend to file with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This communication may contain “forward-looking” statements, as defined in federal securities laws including the Private Securities Litigation Reform Act of 1995, which are based on our current expectations, estimates, forecasts and projections. Statements that are not historical facts, including statements about the beliefs, expectations and future plans and strategies of the Company, are forward-looking statements. Actual results may differ materially from those expressed in any forward-looking statements. The following important factors, among other things, could cause or contribute to actual results being materially and adversely different from those described or implied by such forward-looking statements including, but not limited to: those discussed in this communication; we operate in highly competitive industries, and customers may not continue to purchase products or services, which would result in reduced revenue and loss of market share; we may be unable to grow our revenues and cash flows despite the initiatives we have implemented; failure to anticipate the need for and introduce new products and services or to compete with new technologies may compromise our success in the telecommunications industry; our access lines, which generate a significant portion of our cash flows and profits, are decreasing in number and if we continue to experience access line losses similar to the past several years, our revenues, earnings and cash flows from operations may be adversely impacted; our failure to meet performance standards under our agreements could result in customers terminating their relationships with us or customers being entitled to receive financial compensation, which would lead to reduced revenues and/or increased costs; we generate a substantial portion of our revenue by serving a limited geographic area; a large customer accounts for a significant portion of our revenues and accounts receivable and the loss or significant reduction in business from this customer would cause operating revenues to decline and could negatively impact profitability and cash flows; maintaining our telecommunications networks requires significant capital expenditures, and our inability or failure to maintain our telecommunications networks could have a material impact on our market share and ability to generate revenue; increases in broadband usage may cause network capacity limitations, resulting in service disruptions or reduced capacity for customers; we may be liable for material that content providers distribute on our networks; cyber attacks or other breaches of network or other information technology security could have an adverse effect on our business; natural disasters, terrorists acts or acts of war could cause damage to our infrastructure and result in significant disruptions to our operations; the regulation of our businesses by federal and state authorities may, among other things, place us at a competitive disadvantage, restrict our ability to price our products and services and threaten our operating licenses; we depend on a number of third party providers, and the loss of, or problems with, one or more of these providers may impede our growth or cause us to lose customers; a failure of back-office information technology systems could adversely affect our results of operations and financial condition; if we fail to extend or renegotiate our collective bargaining agreements with our labor union when they expire or if our unionized employees were to engage in a strike or other work stoppage, our business and operating results could be materially harmed; the loss of any of the senior management team or attrition among key sales associates could adversely affect our business, financial condition, results of operations and cash flows; our debt could limit our ability to fund operations, raise additional capital, and fulfill our obligations, which, in turn, would have a material adverse effect on our businesses and prospects generally; our indebtedness imposes significant restrictions on us; we depend on our loans and credit facilities to provide for our short-term financing requirements in excess of amounts generated by operations, and the availability of those funds may be reduced or limited; the servicing of our indebtedness is dependent on our ability to generate cash, which could be impacted by many factors beyond our control; we depend on the receipt of dividends or other intercompany transfers from our subsidiaries and investments; the trading price of our common shares may be volatile, and the value of an investment in our common shares may decline; the uncertain economic environment, including uncertainty in the U.S. and world securities markets, could impact our business and financial condition; our future cash flows could be adversely affected if it is unable to fully realize our deferred tax assets; adverse changes in the value of assets or obligations associated with our employee benefit plans could negatively impact shareowners’ deficit and liquidity; third parties may claim that we are infringing upon their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products; third parties may infringe upon our intellectual property, and we may expend significant resources enforcing our rights or suffer competitive injury; we could be subject to a significant amount of litigation, which could require us to pay significant damages or settlements; we could incur significant costs resulting from complying with, or potential violations of, environmental, health and human safety laws; the timing and likelihood of completion of our proposed acquisitions of Hawaiian Telcom and OnX, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Hawaiian Telcom’s stockholders may not approve the proposed merger; the possibility that competing offers or acquisition proposals for Hawaiian Telcom will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and Hawaiian Telcom and OnX will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; and the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions and the other risks and uncertainties detailed in our filings, including our Form 10-K, with the SEC as well as Hawaiian Telcom’s filings, including its Form 10-K, with the SEC.

These forward-looking statements are based on information, plans and estimates as of the date hereof and there may be other factors that may cause our actual results to differ materially from these forward-looking statements. We assume no obligation to update the information contained in this communication except as required by applicable law.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and net debt. These are non-GAAP financial measures used by Cincinnati Bell management when evaluating results of operations and cash flow. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations and cash flows with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of these non-GAAP financial measures to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.cincinnatibell.com.

Adjusted EBITDA provides a useful measure of operational performance. The company defines Adjusted EBITDA as GAAP operating income plus depreciation, amortization, restructuring and severance related charges, (gain) loss on sale or disposal of assets, transaction costs, curtailment (gain) loss, asset impairments, components of pension and other retirement plan costs (including interest costs, asset returns, and amortization of actuarial gains and losses), and other special items. Adjusted EBITDA should not be considered as an alternative to comparable GAAP measures of profitability and may not be comparable with the measure as defined by other companies.

Net debt provides a useful measure of liquidity and financial health. The Company defines net debt as the sum of the face amount of short-term and long-term debt, unamortized premium and/or discount and unamortized note issuance costs, offset by cash and cash equivalents.

About Cincinnati Bell Inc.

With headquarters in Cincinnati, Ohio, Cincinnati Bell Inc. (NYSE:CBB) provides integrated communications solutions – including local and long distance voice, data, high-speed Internet and video – that keep residential and business customers in Greater Cincinnati and Dayton connected with each other and with the world. In addition, enterprise customers across the United States rely on CBTS, a wholly-owned subsidiary, for efficient, scalable office communications systems and end-to-end IT solutions. For more information, please visit www.cincinnatibell.com.

About Hawaiian Telcom

Hawaiian Telcom (NASDAQ:HCOM), headquartered in Honolulu, is Hawai’i’s Technology Leader, providing integrated communications, broadband, data center and entertainment solutions for business and residential customers. With roots in Hawai’i beginning in 1883, the Company offers a full range of services including Internet, video, voice, wireless, data network solutions and security, colocation, and managed and cloud services supported by the reach and reliability of its next generation fiber network and a 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience. For more information, visit hawaiiantel.com.

About OnX Enterprise Solutions

OnX Enterprise Solutions is a leading technology service and solution provider. The company assesses, designs, builds, secures and manages complete technology environments with specific expertise in cloud and managed services, digital application services and infrastructure solutions. For more than 30 years, OnX has helped clients overcome business challenges and achieve exceptional business results through technology. OnX’s team of more than 500 IT professionals work at OnX offices throughout North America and in the U.K., with global headquarters in Toronto, Canada, and U.S. headquarters in New York, N.Y. For more information, visit www.OnX.com.

Contacts

Cincinnati Bell Inc.

Investor contact:
Josh Duckworth, +1 513-397-2292
joshua.duckworth@cinbell.com

Media contact:
Josh Pichler, +1 513-565-0310
josh.pichler@cinbell.com

David Roady, +1 212-850-5632
david.roady@fticonsulting.com

Hawaiian Telcom

Investor contact:
Ngoc Nguyen, +1 808-546-3475
ngoc.nguyen@hawaiiantel.com

Media contact:
Su Shin, +1 808-546-2344
su.shin@hawaiiantel.com

OnX Enterprise Solutions

Media contact:
Gayle Pekkola, +1 440-569-2348
gayle.pekkola@onx.com

Non-GAAP Reconciliations $MM, unless otherwise noted
	Cincinnati Bell	Hawaiian Telcom	OnX	Run-Rate Synergies	Total
Year Ended	12/31/2016	12/31/2016	4/30/2017

Net Income (GAAP)	$102	$1	$(3)	$-	$100
(+) Income Tax Expense	61	1	4	-	66
(+) Interest Expense and Finance Costs	76	17	9	-	102
(+) Gain on Sale of CyrusOne Investment	(157)	-	-	-	(157)
(+) Loss on Extinguishment of Debt, net	19	-	-	-	19
(+) Other Income, net	(8)	-	-	-	(8)

Operating Income (GAAP)	93	19	10	-	122
(+) Depreciation & Amortization	182	90	5	-	277
(+) Restructuring and Severance Related Charges	12	-	3	-	15
(+) Loss on Sale or Disposal of Assets	1	-	-	-	1
(+) Pension and Other Retirement Plan Expenses	17	1	-	-	18
(+) Non-Cash Stock and Other Performance-Based Comp.	-	3	5	-	8
(+) SystemMetrics Earn-Out	-	1	-	-	1
(+) FX Losses	-	-	4	-	4
(+) Management Fees	-	-	2	-	2
(+/-) Other	-	2	-	-	2

Adjusted EBITDA	305	116	29	-	450
(+) Hawaiian Telcom Run-Rate Synergies	-	-	-	11	11
(+) OnX Run-Rate Synergies	-	-	-	10	10
Combined Adjusted EBITDA (including synergies)	$305	$116	$29	$21	$471